Fitch Ratings, Inc.

2016 Form NRSRO Annual Certification

Exhibit 8.   Certain information regarding Fitch's credit analysts and credit analyst supervisors.

The total number of credit analysts (including supervisors): 1100
*The total number of credit analyst supervisors: 304

> * Credit Analyst Supervisors are defined as those analysts holding the title of Senior Director or above. Quorum requirements for ratings committees require the presence of at least one analyst with the title of Senior Director or above.

See attached for a description of the minimum qualification and general competency requirements of credit analysts. These are guidelines only provided to assist managers in the recruitment, development, performance management and promotion of credit analysts, and are not firm requirements.



Analytical Competency Matrix

Introduction

Welcome to the new competency matrix for Analytical roles, which has been developed through consultation with managers. Each matrix covers job levels from Analyst to Senior Director.

The matrix has many possible applications, including performance management, recruitment, induction and the identification of learning and development needs.

It has five broad competency themes, with more detailed competencies under each heading.

The competencies evolve between the job levels, so the items for higher job levels are those which differentiate this level from the one below. This is based on the assumption that the person has already demonstrated the competencies of the level below and does not need to be evaluated against these. However, if someone's performance is below expectations, it may be useful to look at the competencies for the level below to help pinpoint development needs.

The competencies reflect good performance at each job level. Someone who is new to this level may take time to achieve this. Very strong performers may already be exhibiting the competencies of the level above.

When using the competencies for performance review, use the items as a checklist for discussion and to identify development needs. You are not required to score people against all the detailed items, only against each broad competency theme.

Overview of minimum education and experience requirements

Title	Minimum Experience	Minimum Education
Analyst	1-2 years	BA/BS Degree
Associate Director	2-5 years	BA/BS Degree
Director	5-8 years	BA/BS Degree
Senior Director	8-10 years	BA/BS Degree

Analyst

Applied Knowledge

Thinks analytically (ie critically reviews and questions information; understands key analytical factors; has basic understanding of core rating criteria; issues and concerns; considers impact/ implications).

Processes, understands and interprets relevant quantitative data accurately.

Shows "independent" thought and insight on credits.

Applies the principal areas of rating methodology and, as appropriate, is able to assume some rating, and/or review responsibility for certain credits, and/or transactions with direct supervision, (eg preparing sections of rating packages, updating existing packages, rating action commentaries, attending management meetings, modelling, document review).

Keeps abreast of industry, market, issuer, company developments in his/her sectors.

Is proficient with key tools, (eg modelling, Excel, proprietary systems and other technical tools).

Is fully conversant with all relevant policies and procedures, including the Code of Conduct and Rating Process Manual, and keeps abreast of changes in policies and regulatory requirements.

Self-Management

Takes responsibility for actions and tasks, and consistently follows through to completion within deadlines.

Knows when to ask for assistance, or seek clarification, and when to act independently.

Manages self, time, and schedule efficiently.

Pays attention to detail and is accountable for the accuracy of work.

Takes responsibility for his/her personal development and identifies development needs.

Accepts and responds to feedback.

Conforms to record keeping policies, eg file maintenance, CFC, SFWC, etc.

Execution

Delivers quality outputs to internal and external parties within deadlines.

Responds to the needs of internal parties in a timely, appropriate and professional manner (with diminishing supervision).

Coordinates with colleagues to ensure smooth and efficient work processes/procedures.

Recognises the urgency of situations and responds proportionately.

Keeps parties informed of progress toward goals.

Delivers work in compliance with all relevant policies and procedures.

Communication

Uses effective questioning and listening skills to identify parties' needs and expectations.

Presents analysis, ideas and facts effectively in writing.

Presents analysis, ideas and facts effectively verbally, including to committees, if appropriate.

Makes meaningful contributions at internal meetings, (and external, as appropriate).

Shows awareness of personal impact and recognises when to adapt communication style.

Recognises when there's a need to comment externally, and lets others know.

Understands Fitch research templates and uses them effectively to convey opinions in Fitch publications including RACs, Research Reports, and Fitch Wire.

Team Work

Develops and maintains effective professional working relationships internally.

Works effectively in small groups/ teams through active participation and contribution.

Shares information, skills, knowledge and expertise as appropriate and works in a collaborative manner across Fitch.

Works to gain the confidence and respect of co-workers.

Contributes to an enthusiastic, positive work environment.

Supports and helps peers.

Associate Director

Applied Knowledge

Evaluates and forms insightful opinions about relevant analytical issues and contributes new ideas when working through a credit.

Is confident and comfortable taking responsibility for simpler credits/transactions.

Routinely contributes analytical insights to rating committees.

Thinks through the implications of industry, market, issuer, company developments in his/her sectors.

Contributes to select research publications.

Shares knowledge and expertise within the group.

Resolves straightforward compliance issues.

Self-Management

Works independently with minimal supervision.

Juggles priorities, meets deadlines and thinks longer term about their workload.

Judges between urgent and important, prioritises and responds.

Execution

Produces high quality work with decreasing levels of supervision.

Thinks critically and suggests improvements.

Anticipates problems/issues and takes action to prevent/ minimise their impact.

Communication

Participates effectively in internal and external meetings relevant to his/her expertise.

Creates a positive impression in communicating with issuers.

Identifies the key points and knows how to make them, tightly and coherently.

Shares opinions in a straightforward manner, even when it is difficult or unpopular.

Adapts communication style to different situations and audiences.

Communicates with Editorial and Press on improving written research and press releases.

Team Work

Provides guidance and support to junior and less knowledgeable staff, including in matters relating to policies and procedures.

Director

Applied Knowledge

Takes some responsibility for a portfolio of credits/transactions.

Broad and deep analytical knowledge of sector, including an understanding of key credits.

Differentiates between symptoms, causes and alternative solutions.

Selectively applies analytical conclusions across a broad range of issuers.

Identifies, modifies and develops analytical techniques, sector credit factors, tools, frameworks and methods of identifying patterns and opportunities.

Initiates sharing knowledge and expertise across Fitch.

Identifies and initiates insightful research.

Recognised as an industry expert internally.

Self-Management

Works independently without supervision.

Manages a complex and diverse workload.

Balances credit management responsibilities, with broader team priorities.

Responds flexibly and calmly to changing circumstances.

Execution

Initiates and leads on publishable research projects.

Supervises the credits and guides the people working on them.

Ensures quality and consistency of approach within project or functional area.

Ensures that work is delivered on time.

Identifies and implements ways of increasing productivity, efficiency and overall service levels.

Resolves operational problems which hinder execution.

Defines scope and positions objectives on credits and research projects.

Demonstrates awareness of broader business, legal and reputational risks and acts to mitigate them.

Helps resolve more complex compliance issues.

Communication

Leads management review meetings in a credible manner.

Handles conflict constructively.

Communicates effectively at all levels within and outside Fitch.

Facilitates communication within and across teams.

Represents Fitch effectively outside the organisation.

Initiates networking opportunities, internally and externally.

Mentors analysts on how to write effective research and RACs.

Encourages contributions in meetings and helps move the process along.

Team Work

Manages an increasing number of internal and external relationships.

Oversees and guides the work of others on assigned projects.

Gets buy in from team for project objectives, changes in scope, etc.

Coaches, mentors and develops staff for current and future roles.

Provides general direction to more junior staff.

Gives constructive, balanced and timely feedback.

Participates in selection and hiring of staff, as appropriate.

Creates a positive working environment.

Supports others in addressing policy and procedural issues.

Senior Director

Applied Knowledge

Provides analytical leadership for a sector/sub-sector/asset class.

Recognised as an 'analytical leader'; viewed by inside and outside parties as an industry expert.

Demonstrates knowledge and insight of the broad debt and credit field, and a comprehensive understanding of rating criteria, which they can explain to external audiences and apply outside their area of core expertise.

Can move from the detail to take a strategic view.

Plays a leading role in the rating committee process, acting as committee chair, including in areas beyond their sector expertise.

Leads the development of criteria, methodology and sector credit factors.

Has deep knowledge of all relevant policies and procedures, including the Code of Conduct and Rating Process Manual, and acts as an advisor on how to apply them.

Self-Management

Adjusts priorities to changing circumstances.

Manages multiple projects at the same time, both long and short-term.

Delegates effectively.

Helps others to prioritise, through posing questions and constructive challenges.

Balances the work they need to produce with their management responsibilities.

Execution

Sets the direction and leads activities on multiple transactions, projects, services.

Ensures quality and consistency of approach.

Knows when to act independently and when to collaborate to resolve problems.

Deals with resourcing issues, including work allocation.

Influences how other people execute their work, for the better.

Participates in resolution of complex issues which are outside their normal area of focus, acting as a sounding board, giving advice and guidance.

Ensures that the work of the team is delivered on time.

Ensures their team are fully compliant with the relevant policies and procedures, including supervision of junior analysts' work to ensure compliance.

Ensures all operational and procedural functions of the Committee Chair role are fulfilled.

Communication

Seeks opportunities to represent Fitch effectively outside the organisation, at all levels.

Adapts approach and style for different external situations, at all levels.

Builds trust and respect in internal and external relationships, key stakeholders.

Leverages strong external networks.

Drafts research, Fitch Wire topics, and RACs that communicate Fitch's views on topical issues.

Coaches staff on effective writing skills for RACs, Fitch Wire, and research.

Chairs committees in an organised and collaborative manner, showing thought leadership and judgement.

Team Work

Manages teams or projects, functional, or cross functional.

Acts as a role model.

Builds strong networks across Fitch.

Identifies talent and makes effective hiring recommendations.

Keeps people engaged and motivated.

Participates is activities initiated by other teams for the greater good.

Takes proactive measures to ensure junior team members are fully conversant with all relevant policies and procedures.

Applied Knowledge

Analyst

Thinks analytically (ie critically reviews and questions information; understands key analytical factors; has basic understanding of core rating criteria; issues and concerns; considers impact/ implications).

Processes, understands and interprets relevant quantitative data accurately.

Shows "independent" thought and insight on credits.

Applies the principal areas of rating methodology and, as appropriate, is able to assume some rating, and/or review responsibility for certain credits, and/or transactions with direct supervision, (eg preparing sections of rating packages, updating existing packages, rating action commentaries, attending management meetings, modelling, document review).

Keeps abreast of industry, market, issuer, company developments in his/her sectors.

Is proficient with key tools, (eg modelling, Excel, proprietary systems and other technical tools).

Knows the requirements of the Rating Process Manual and Fitch core policies, and keeps abreast of changes in policies and regulatory requirements.

Associate Director (Differentiating Competencies)

Evaluates and forms insightful opinions about relevant analytical issues and contributes new ideas when working through a credit.

Is confident and comfortable taking responsibility for simpler credits/transactions.

Routinely contributes analytical insights to rating committees.

Thinks through the implications of industry, market, issuer, company developments in his/her sectors.

Contributes to select research publications.

Shares knowledge and expertise within the group.

Resolves straightforward compliance issues.

Director (Differentiating Competencies)

Takes some responsibility for a portfolio of credits/transactions.

Broad and deep analytical knowledge of sector, including an understanding of key credits.

Differentiates between symptoms, causes and alternative solutions.

Selectively applies analytical conclusions across a broad range of issuers.

Identifies, modifies and develops analytical techniques, sector credit factors, tools, frameworks and methods of identifying patterns and opportunities.

Initiates sharing knowledge and expertise across Fitch.

Identifies and initiates insightful research.

Recognised as an industry expert internally.

Resolves more complex compliance issues.

Senior Director (Differentiating Competencies)

Provides analytical leadership for a sector/sub-sector/asset class.

Recognised as an 'analytical leader'; viewed by inside and outside parties as an industry expert.

Demonstrates knowledge and insight of the broad debt and credit field, and a comprehensive understanding of rating criteria, which they can explain to external audiences and apply outside their area of core expertise.

Can move from the detail to take a strategic view.

Plays a leading role in the rating committee process, acting as committee chair, including in areas beyond their sector expertise.

Leads the development of criteria, methodology and sector credit factors.

Has deep knowledge of the Rating Process Manual and other procedures, and acts as an advisor on how to apply it.

Self-Management

Analyst

Takes responsibility for actions and tasks, and consistently follows through to completion within deadlines.

Knows when to ask for assistance, or seek clarification, and when to act independently.

Manages self, time, and schedule efficiently.

Pays attention to detail and is accountable for the accuracy of work.

Takes responsibility for his/her personal development and identifies development needs.

Accepts and responds to feedback.

Conforms to record keeping policies, eg file maintenance, CFC, SFWC, etc.

Associate Director (Differentiating Competencies)

Works independently with minimal supervision.

Juggles priorities, meets deadlines and thinks longer term about their workload.

Judges between urgent and important, prioritises and responds.

Director (Differentiating Competencies)

Works independently without supervision.

Manages a complex and diverse workload.

Balances credit management responsibilities, with broader team priorities.

Responds flexibly and calmly to changing circumstances.

Senior Director (Differentiating Competencies)

Adjusts priorities to changing circumstances.

Manages multiple projects at the same time, both long and short-term.

Delegates effectively.

Helps others to prioritise, through posing questions and constructive challenges.

Balances the work they need to produce with their management responsibilities.

Execution

Analyst

Delivers quality outputs to internal and external parties within deadlines.

Responds to the needs of internal parties in a timely, appropriate and professional manner (with diminishing supervision).

Coordinates with colleagues to ensure smooth and efficient work processes/procedures.

Recognises the urgency of situations and responds proportionately.

Keeps parties informed of progress toward goals.

Associate Director (Differentiating Competencies)

Produces high quality work with decreasing levels of supervision.

Thinks critically and suggests improvements.

Anticipates problems/issues and takes action to prevent/ minimise their impact.

Director (Differentiating Competencies)

Initiates and leads on publishable research projects.

Supervises the credits and guides the people working on them.

Ensures quality and consistency of approach within project or functional area.

Ensures that work is delivered on time.

Identifies and implements ways of increasing productivity, efficiency and overall service levels.

Resolves operational problems which hinder execution.

Defines scope and positions objectives on credits and research projects.

Demonstrates awareness of broader business, legal and reputational risks and acts to mitigate them.

Senior Director (Differentiating Competencies)

Sets the direction and leads activities on multiple transactions, projects, services.

Ensures quality and consistency of approach.

Knows when to act independently and when to collaborate to resolve problems.

Deals with resourcing issues, including work allocation.

Influences how other people execute their work, for the better.

Participates in resolution of complex issues which are outside their normal area of focus, acting as a sounding board, giving advice and guidance.

Ensures that the work of the team is delivered on time.

Supervises junior analysts' work to ensure compliance.

Communication

Analyst

Uses effective questioning and listening skills to identify parties' needs and expectations.

Presents analysis, ideas and facts effectively in writing.

Presents analysis, ideas and facts effectively verbally, including to committees, if appropriate.

Makes meaningful contributions at internal meetings, (and external, as appropriate).

Shows awareness of personal impact and recognises when to adapt communication style.

Recognises when there's a need to comment externally, and lets others know.

Understands Fitch research templates and uses them effectively to convey opinions in Fitch publications including RACs, Research Reports, and Fitch Wire.

Associate Director (Differentiating Competencies)

Participates effectively in internal and external meetings relevant to his/her expertise.

Creates a positive impression in communicating with issuers.

Identifies the key points and knows how to make them, tightly and coherently.

Shares opinions in a straightforward manner, even when it is difficult or unpopular.

Adapts communication style to different situations and audiences.

Communicates with Editorial and Press on improving written research and press releases.

Director (Differentiating Competencies)

Leads management review meetings in a credible manner.

Handles conflict constructively.

Communicates effectively at all levels within and outside Fitch.

Facilitates communication within and across teams.

Represents Fitch effectively outside the organisation.

Initiates networking opportunities, internally and externally.

Mentors analysts on how to write effective research and RACs.

Encourages contributions in meetings and helps move the process along.

Senior Director (Differentiating Competencies)

Seeks opportunities to represent Fitch effectively outside the organisation, at all levels.

Adapts approach and style for different external situations, at all levels.

Builds trust and respect in internal and external relationships, key stakeholders.

Leverages strong external networks.

Drafts research, Fitch Wire topics, and RACs that communicate Fitch's views on topical issues.

Coaches staff on effective writing skills for RACs, Fitch Wire, and research.

Chairs committees in an organised and collaborative manner, showing thought leadership and judgement.

Team Work

Analyst

Develops and maintains effective professional working relationships internally.

Works effectively in small groups/ teams through active participation and contribution.

Shares information, skills, knowledge and expertise as appropriate and works in a collaborative manner across Fitch.

Works to gain the confidence and respect of co-workers.

Contributes to an enthusiastic, positive work environment.

Supports and helps peers.

Associate Director (Differentiating Competencies)

Provides guidance and support to junior and less knowledgeable staff.

Director (Differentiating Competencies)

Manages an increasing number of internal and external relationships.

Oversees and guides the work of others on assigned projects.

Gets buy in from team for project objectives, changes in scope, etc.

Coaches, mentors and develops staff for current and future roles.

Provides general direction to more junior staff.

Gives constructive, balanced and timely feedback.

Participates in selection and hiring of staff, as appropriate.

Creates a positive working environment.

Senior Director (Differentiating Competencies)

Manages teams or projects, functional, or cross functional.

Acts as a role model.

Builds strong networks across Fitch.

Identifies talent and makes effective hiring recommendations.

Keeps people engaged and motivated.

Participates is activities initiated by other teams for the greater good.